# BTIG, LLC

(SEC. I.D. NO. 8-65473)

Statement of Financial Condition as of December 31, 2020, and Report of Independent Registered Public Accounting Firm

**PUBLIC DOCUMENT**

*(Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.)*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65473 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                                    MM/DD/YY                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BTIG, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

**600 Montgomery Street, 6th Floor**

(No. and Street)

| San Francisco | CA | 94111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian K Endres                                                                    1-415-248-2200

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**BDO USA, LLP**

(Name – *if individual, state last, first, middle name*)

| One Bush Street | San Francisco | CA | 94104 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Brian K Endres                                                                                      , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BTIG, LLC                                                                                            , as

of December 31                                            , 20 20        , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_Brian K Endres_
Signature

Chief Financial Officer     02-26-21
Title

See attached Jurat
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2021, by
*Date* *Month* *Year*

(1) Brian Kenneth Endres

(and (2) ),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ISABELLE M. MARQUET
Notary Public - California
San Francisco County
Commission # 2208317
My Comm. Expires Jul 31, 2021

Signature [signature]
*Signature of Notary Public*

*Seal*
*Place Notary Seal Above*

***OPTIONAL***

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document** US SEC Annual Audited Report

**Title or Type of Document:** Form X-17 A-5 part III **Document Date:** 12/31/20

**Number of Pages:** 2 **Signer(s) Other Than Named Above:** No Other Signers



BDO

Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Bush Street, Suite 1800
San Francisco, CA 94104

# Report of Independent Registered Public Accounting Firm

The Managing Member of
BTIG, LLC
San Francisco, California

### *Opinion on Financial Statement*

We have audited the accompanying statement of financial condition of BTIG, LLC (the “Broker-Dealer”) as of December 31, 2020, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of the Broker-Dealer’s management. Our responsibility is to express an opinion on the Broker-Dealer’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer’s auditor since 2013.

San Francisco, California
February 26, 2021

**BTIG, LLC**

**STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2020**

**ASSETS**

| | | |
|---|---|---:|
| CASH AND CASH EQUIVALENTS | $ | 131,449,628 |
| CASH SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS | | 11,326,649 |
| SECURITIES OWNED - At fair value | | 61,697,648 |
| RECEIVABLES FROM AND DEPOSITS WITH CLEARING BROKERS | | 44,082,263 |
| RECEIVABLES FROM OTHER BROKER-DEALERS, NET | | 9,081,052 |
| RECEIVABLES FROM CLIENTS | | 12,328,252 |
| RECEIVABLES FROM PARENT, AFFILIATES AND EMPLOYEES | | 20,041,531 |
| OPERATING LEASE RIGHT OF USE ASSETS | | 54,505,643 |
| OTHER ASSETS | | 6,966,529 |
| TOTAL ASSETS | $ | 351,479,195 |

**LIABILITIES AND MEMBERS' EQUITY**

LIABILITIES

| | | |
|---|---|---:|
| SECURITIES SOLD NOT YET PURCHASED - At fair value | $ | 19,314,740 |
| PAYABLE TO BROKER DEALER | | 208,118 |
| ACCRUED COMMISSIONS | | 11,153,230 |
| ACCRUED COMPENSATION AND BENEFITS | | 116,119,130 |
| ACCRUED FLOOR BROKERAGE, EXCHANGE, EXECUTION AND CLEARANCE FEES | | 892,074 |
| ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES | | 10,631,261 |
| OPERATING LEASE LIABILITIES | | 61,463,265 |
| TOTAL LIABILITIES | | 219,781,818 |
| MEMBERS' EQUITY | | 131,697,377 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 351,479,195 |

The accompanying notes are an integral part of these financial statements.

# BTIG, LLC

## 1. NATURE OF BUSINESS

BTIG, LLC (the "Company") is owned by Condor Trading, LP (the "Parent") and Goldman Sachs Group, Inc. The Company received approval to operate and conduct business as a broker-dealer in December 2002, is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA"). The Company is engaged in brokerage activities acting primarily as an agent for institutional customers in the purchase and sale of domestic and foreign equity securities, American Depository Receipts ("ADR's"), Exchange-Traded Funds ("ETF's"), listed options, as a principal for transactions in fixed income securities as well as on a name give-up basis for futures and foreign exchange transactions. The Company also offers customers access to a full range of strategic financial advisory, capital market, prime brokerage and investment banking related services. All institutional customer equity, options and fixed income businesses are cleared through clearing brokers, on a fully disclosed basis and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation** — The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

**Use of Estimates** — The preparation of the Company's financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates and these differences could be material.

**Cash and Cash Equivalents** — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

**Cash Segregated under Federal or Other Regulations** — At December 31, 2020, the Company had maintained a cash balance of $11,326,649 in a reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

**Securities Owned and Securities Sold not yet Purchased** — Securities owned, and securities sold not yet purchased are recorded on a trade-date basis and are carried at fair value. Realized and unrealized gains and losses have been reflected in Brokerage Revenue, net.

**Receivable From/Payable to Clearing Brokers** — Securities transactions are executed through clearing brokers on a fully-disclosed basis. Amounts receivable from and payable to the clearing brokers relate to such transactions.

**Translation of Foreign Currency** — Purchases and sales of investments that are denominated in foreign currencies, are translated into United States dollar amounts on the transaction date.

**Fair Value of Financial Instruments** — Securities owned, and securities sold not yet purchased, are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, receivable from and payable to clearing brokers and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature and are subject to frequent re-pricing.

**Income Taxes** — As a limited liability company that is treated as a partnership for income tax purposes, the Company is not directly liable for income taxes.

**COVID-19** - On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

While the impact of the COVID-19 pandemic did not have a material adverse effect on our financial position or results of operations for the twelve months ended December 31, 2020, these governmental actions and the widespread economic disruption arising from the pandemic have the potential to materially impact our business and influence our business decisions. The extent and duration of the pandemic is unknown, and the future effects on our business are uncertain and difficult to predict. The Company is continuing to monitor the events and circumstances surrounding the COVID-19 pandemic, which may require adjustments to the Company's estimates and assumptions in the future.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted in response to the COVID-19 pandemic. The CARES Act includes many measures to provide relief to companies. The Company has not taken advantage of any such measures.

3.  **FAIR VALUE OF ASSETS AND LIABILITIES**

Financial Accounting Standards Board (FASB) authoritative guidance defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Authoritative literature also establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entity. Assessing the significance of an input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

*Level 1* — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access. Investments in this category included active exchange-traded money market funds, listed equities, and listed options. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2* — Valuations based on inputs other than quoted prices or included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

*Level 3* — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

**Valuation Techniques** — The Company values investments in securities owned and securities sold not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

For investment securities categorized as Level 2, the Company uses prices obtained from independent third-party pricing services to measure fair value. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. The Company does not adjust the prices received from third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts. At December 31, 2020, the Company did not adjust prices received from the pricing services.

**Assets and Liabilities Recorded at Fair Value** — The Company's assets and liabilities recorded at fair value include securities owned and securities sold not yet purchased. These assets and liabilities are categorized as Level 1 and Level 2 based upon the fair value hierarchy. There were no securities classified as Level 3 at December 31, 2020.

The following table as of December 31, 2020, summarizes the valuation of the Company's investments by the fair value hierarchy levels:

|  | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Assets |  |  |  |  |
| Equity Securities | $ 61,344,701 | $ 60,052,169 | $ 1,292,532 | $ - |
| Preferred Equity Securities | 126,200 | 126,200 | - | - |
| Equity Options | 179,126 | 179,126 | - | - |
| Corporate Debt Securities | 47,621 | 47,621 | - | - |
| Total Assets | $ 61,697,648 | $ 60,405,116 | $ 1,292,532 | $ - |
|  |  |  |  |  |
| Liabilities - securities sold not yet purchased |  |  |  |  |
| Equity Securities | $ (19,139,290) | $ (19,139,290) | $ - | $ - |
| Preferred Equity | (125,000) | (125,000) | - | - |
| Corporate Debt Securities | (50,450) | (50,450) | - | - |
| Total Liabilities | $ (19,314,740) | $ (19,314,740) | $ - | $ - |

The Company did not transfer any assets or liabilities between level 1, level 2 or level 3 during 2020.

4.  **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and CFTC Regulation 1.17. The Company has elected to use the alternative method to compute net capital as permitted by the Rule. Under the alternate method, the Rule requires net capital to be not less than the greater of the minimum net capital requirement or two percent of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. At December 31, 2020, the Company's minimum net capital requirement, pursuant to the requirements for market makers, was $250,000. At December 31, 2020, the Company's net capital was $157,935,662 which was $157,685,662 in excess of its minimum requirement.

5.  **SEC RULE 15c3-3**

The Company is exempt from the Reserve Requirements of computation according to the provisions of Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

The Company is exempt from Rule 15c3-3 as it relates to Possession or Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions.

6.  **RECEIVABLES FROM AND DEPOSITS WITH CLEARING BROKERS**

Receivables from the clearing brokers, Goldman, Sachs & Co., Pershing LLC, ABN Amro Clearing Chicago LLC and Mirae Asset Securities (USA), Inc. ("Clearing Brokers"), are pursuant to clearance agreements in effect. At December 31, 2020, the Company's total receivables from four Clearing Brokers was approximately $44,082,263 of which approximately $4,500,000 is maintained as clearing deposits at these Clearing Brokers. The Company's total receivables also included a deposit of $1,000,000 maintained at an executing broker at December 31, 2020.

7.  **RECEIVABLES FROM OTHER BROKER-DEALERS, NET**

Receivables from other broker-dealers are stated net of allowance for credit losses of $14,029 at December 31, 2020. Receivables from other broker-dealers consist primarily of commissions owed to the Company from agency option trading, agency futures trading transactions and agency transactions related to foreign currencies done on behalf of the Company's customers.

8.  **FINANCIAL INSTRUMENTS – CREDIT LOSSES**

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2016-13 ("ASU 2016-13") that provides amendments to Accounting Standards Codification ("ASC") 326, "Financial Instruments - Credit Losses," which amended the guidance on the impairment of financial instruments and added an impairment model (the current expected credit loss (CECL) model) based on expected losses rather than incurred losses. The amendments in this update are effective during interim and annual periods beginning after December 15, 2019, with early adoption permitted after December 15, 2018.

The Company adopted ASU 2016-13 on January 1, 2020 using the modified retrospective approach with no cumulative-effect adjustment necessary. As a result of adopting ASU 2016-13, the Company's allowance for credit losses on financial assets that are measured at amortized cost will reflect management's estimate of credit losses over the remaining expected life of such assets. These expected credit losses are measured based on historical experience, duration outstanding, credit

quality of the counterparty, current conditions and forecasts that affect the collectability of the reported amounts. Expected credit losses for newly recognized financial assets, and changes to expected credit losses during the period are recognized in earnings. The impact of the new guidance primarily relates to the Company's trade receivables. The Company previously used the specific identification method for establishing credit provisions and write-offs of its trade accounts receivable.

9.  **FINANCIAL INSTRUMENTS SUBJECT TO OFF-BALANCE SHEET RISK, CREDIT RISK, OR MARKET RISK**

Pursuant to clearance agreements, the Company introduces its security transactions to Clearing Brokers on a fully disclosed basis. The customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying security positions or conducting securities transactions introduced by the Company.

In the normal course of its business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

In addition to the Clearing Brokers, the Company is exposed to credit risk from other brokers, dealers, and financial institutions with which it transacts business, if such counterparties do not fulfill their obligations.

The Company's trading activities include providing brokerage services to customers. To facilitate these customer transactions, the Company purchases proprietary security positions ("long positions") in equity and fixed income securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the Statement of Financial Condition. The Company is exposed to market risk on these long positions and short positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold not yet purchased may exceed the amount recorded in the Statement of Financial Condition. The associated interest rate risk of these securities is not deemed material to the Company.

10. **CONCENTRATION OF CREDIT RISK**

Most of the Company's cash and cash equivalents are held at a single financial institution in both money market and non-interest-bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains balances with its Clearing Brokers as disclosed in Note 6. The Company's management does not believe the credit risk associated with its cash and cash equivalents and receivables from Clearing Brokers is significant due to the financial stability of such financial institutions.

## 11. RELATED-PARTY TRANSACTIONS

The Company has a revolving line of credit with the Parent which allows the Parent to borrow amounts up to $10,000,000 from the Company. In accordance with applicable regulatory requirements, no borrowing can occur that would cause the Company to be in violation of its minimum net capital requirement. The Parent pays the Company interest based on the London Interbank Offered Rate. As of December 31, 2020, $4,316,271 was outstanding under the line of credit and is included in receivable from parent, affiliates and employees. From time to time, the Company also purchases fixed assets or pays operating expenses on behalf of the Parent. Included in receivable from parent, affiliates and employees is approximately $14,680,472 receivables for such amounts at December 31, 2020. Amounts that are due to the Parent related to the Services Agreement are settled by offsetting such amounts in the Company's intercompany account with the Parent, which are included in receivable from parent, affiliates and employees in the Statement of Financial Condition.

From time to time, the Company makes loans to key employees. Total employee loans outstanding as of December 31, 2020 is approximately $559,856. These loans bear interest and mature at various dates. Included in this balance are promissory loans that will be forgiven, together with accrued interest if the employees continue to render services to the Company.

Certain management employees of the Company are also members of the Parent.

The Company provides trade execution services for securities traded in the United States to affiliated broker dealers that are located outside of the United States. In addition, the Company receives trade execution services for securities traded outside of the United States from the affiliated broker-dealers located outside of the United States. The Company provides brokerage services to an affiliated money manager and earns commissions on these trades.

As disclosed in Note 6, one of the Company's clearing brokers, Goldman, Sachs & Co., is an affiliate of one of the Company's Members, Goldman Sachs Group, Inc.

## 12. COMMITMENTS AND CONTINGENT LIABILITIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. As of December 31, 2020, there were no unasserted claims or assessments that management is aware of or that legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

## 13. LEASES

The Company recognizes operating leases that are longer than one year on the balance sheet as a right of use (ROU) asset and a corresponding lease liability. The right of use asset and lease liability is initially measured using the present value of the lease payments.

The Company has lease agreements for office spaces under non-cancellable operating lease agreements in various locations. The Company elects to not separate lease components and non-lease components. The weighted average lease term of the aggregate leases is 4 years and weighted average discount rate used to calculate the present value of lease payments was 5.0% at December 31, 2020.

The last of these leases expire in June 2035. It was determined that these operating leases include fixed rental payments.

Maturities of operating lease liabilities for the five years subsequent to December 31, 2020, and thereafter, are as follows:

**Years Ending December 31**

| | |
|---|---:|
| 2021 | $ 7,769,023 |
| 2022 | 6,064,419 |
| 2023 | 5,758,922 |
| 2024 | 5,535,916 |
| 2025 | 5,572,071 |
| 2026 and thereafter | 55,317,311 |
| Total minimum lease payments | 86,017,662 |
| Less: Discount | (24,554,397) |
| Operating lease liabilities | $ 61,463,265 |

## 14. SUBSEQUENT EVENTS

The Company has evaluated transactions and events after the balance sheet date through February 26, 2021, the date these financial statements were available to be issued and did not note any items that would adjust the financial statements or require disclosure.

* * * * * *